[URI Letterhead]

March 22, 2012

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                      Washington D.C. 20549.

Attention: Pamela A. Long, Assistant Director

Re:	United Rentals, Inc.

Amendment No. 2 Registration Statement on Form S-4

Filed March 14, 2012

File No. 333-179039

Dear Ms. Long:

This letter responds to the letter, dated March 19, 2012, to Jonathan M. Gottsegen, Esq., Senior Vice President, General Counsel and Corporate Secretary of United Rentals, Inc. (“URI”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the registration statement (the “Form S-4”) on Form S-4 filed with the Commission on March 14, 2012 (“Amendment No. 2”). URI is delivering with this letter a copy of Amendment No. 3 to the Form S-4, filed on the date hereof (“Amendment No. 3”), which shows the changes URI has made in response to the Staff’s comments as well as other updates. URI appreciates the Staff’s careful review of Amendment No. 2 and looks forward to working with the Staff to resolve the Staff’s final comments. For your convenience, URI has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in URI’s responses that are defined in Amendment No. 3 have the meanings assigned to such terms in Amendment No. 3.

Securities and Exchange Commission March 22, 2012

Amendment No. 2 to Form S-4

Litigation Relating to the Merger, page 151

1.	Please provide us supplementally with a copy of the amended complaint filed in Israni v. RSC Holdings Inc.

Response:

As requested, URI has caused to be submitted supplementally to the Staff under separate cover a copy of the amended complaint filed in Israni v. RSC Holdings Inc.

Grants of Plan-Based Awards in 2011, page 225

2.	We note your response to comment 15 of our letter dated March 8, 2012 stating that you do not have a threshold payout level under the 2011 Executive Payout Plan and the 2011 Corporate Incentive Plan. Please add a footnote to the Grants of Plan-Based Awards table explaining why there is no threshold payout amount.

Response:

In Amendment No. 3, URI revised the disclosure on page 225 of the joint proxy statement/prospectus as requested by the Staff.

Exhibits

3.	Please file executed copies of your legal opinion and tax opinions with the next exhibit to your registration statement.

Response:

URI has filed executed copies of the Exhibit 5.1 legal opinion and the tax opinions as exhibits to Amendment No. 3 as requested by the Staff.

Securities and Exchange Commission March 22, 2012

4.	Please update your exhibit index to include the Indentures for the merger financing notes and the other related agreements, such as the registration rights agreements, the escrow agreement, and the intercreditor agreement.

Response:

URI has updated the exhibit index to include the indentures and other related agreements for the merger financing notes as requested by the Staff, as well as all other instruments defining the rights of holders of long-term debt of URI, RSC and their consolidated subsidiaries.

United Rentals, Inc. Form 10-K filed January 25, 2012

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

5.	We note your response to our prior comment 17. Please revise your intended disclosures to delete your reference to the Financial Reporting Manual.

Response:

URI acknowledges the Staff’s comment. In future filings, URI expects to provide substantially the following disclosure:

“The guarantor subsidiaries are all 100 percent-owned and the guarantees are made on a joint and several basis. The guarantees are not full and unconditional because a guarantor subsidiary can be automatically released and relieved of its obligations under certain circumstances, including sale of the subsidiary guarantor, the sale of all or substantially all of the subsidiary guarantor’s assets, the requirements for legal defeasance or covenant defeasance under the applicable indenture being met or designating the subsidiary guarantor as an unrestricted subsidiary for purposes of the applicable covenants. The guarantees are also subject to subordination provisions (to the same extent that the obligations of the issuer under the relevant notes are subordinated to other debt of the issuer) and to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws. Based on our understanding of Rule 3-10 of Regulation S-X, we believe that the guarantees of the guarantor subsidiaries comply with the conditions set forth in Rule 3-10 and therefore continue to utilize Rule 3-10 to present condensed consolidating financial information for Holdings, URNA, the guarantor subsidiaries and the non-guarantor subsidiaries. Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes that such information would not be material to investors.”

* * * *

Securities and Exchange Commission March 22, 2012

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions or require any additional information, please do not hesitate to contact me at (203) 618-7151 or jgottsegen@ur.com or Andrew Soussloff of Sullivan & Cromwell LLP at (212) 558-3681 or soussloffa@sullcrom.com.

Respectfully submitted,

UNITED RENTALS, INC.

/s/ Jonathan M. Gottsegen, Esq.
Name:	Jonathan M. Gottsegen, Esq.
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Andrew D. Soussloff

Frank J. Aquila

(Sullivan & Cromwell LLP)

Kevin J. Groman

(RSC Holdings Inc.)

Robert B. Schumer

Ariel J. Deckelbaum

(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Erin Jaskot

(SEC, Division of Corporation Finance)